

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 1, 2010

By U.S. mail and facsimile to (330) 796-7506

Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

> **RE:** **The Goodyear Tire & Rubber Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 8, 2010**
> **File No. 1-1927**

Dear Mr. Wells:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors, page 13

1. We note your reference in the third paragraph of the first risk factor to a four-year master labor contract with the USW. In future filings, please file this agreement as an exhibit to your Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 3. Legal Proceedings, page 22

2. We note your disclosure in Note 20 to your consolidated financial statements with respect to the asbestos litigation claims. In future filings, please provide similar disclosure in this section with respect to the pending claims (beginning of year), new claims filed, claims settled/dismissed, pending claims (end of year) and payments. Alternatively, please insert a cross-reference to your disclosure in Note 20.

Management's Discussion and Analysis, page 28

Liquidity and Capital Resources, page 45

3. In future filings please provide an expanded discussion of your accounting policies and procedures related to your Venezuelan operations and price level adjusted reporting. Identify the functional currency of your Venezuelan operations and expand your discussion of the accounting treatment, including monetary assets, deferred tax benefits and nonmonetary assets. Provide us with an example of intended future disclosure.

4. Please tell us whether the parallel market is used to settle U.S. dollar-denominated accounts payable, intercompany amounts or other balances. If so, please consider expanded disclosure, including the potential impact of settling these amounts at the parallel rate. Also, please tell us what consideration you have given to using the parallel market rate for the measurement of foreign currency denominated transactions into the functional currency.

5. On page 43 you state, "The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions are expected to adversely impact Latin American Tire's operating results by $50 million to $75 million as compared to 2009." Please clarify exactly what the $50 million to $75 million represents and discuss the underlying assumptions. Clarify whether you are referring to the expected impact on operating income or some other measure of operating results. Describe more fully the underlying reasons for the expected changes and their relative importance, address the impact on sales, and clarify that this estimate is in addition to the expected $150 million charge, net of tax, to reflect the devaluation in the first quarter.

6. Given the risks presented by currency restrictions discussed on page 47, as well as concern over whether the official rate is reflective of economic reality, it would appear useful to an investor to provide summarized financial information for your Venezuelan operations. Tell us your consideration of providing this disclosure in future filings.

7. You state on pages 49 and 85 that to the extent your eligible accounts receivable and inventory decline, your borrowing base will decrease and the availability under your $1.5 Billion Amended and Restated First Lien Revolving Credit Facility may decline below $1.5 billion, and that as of December 31, 2009, your borrowing base under this facility was $114 million below the stated amount of $1.5 billion. We note your inventory has decreased 32% from December 31, 2008, and your accounts receivable has increased less than 1%. We also note your response dated April 14, 2009, to our comment 6 in our letter dated March 31, 2009, that as long as your borrowing base is greater than or equal to $1.5 billion, there would be no impact on your borrowing capacity. Since it appears that your borrowing base is no longer greater than or equal to $1.5 billion, please clarify for us and revise future filings to disclose how this scenario has impacted both your borrowing capacity and your ability to issue letters of credit, as it is not clear how much remains available for borrowings and letters of credit under this facility.

Note 3. Other Expense, page 75

8. Please provide us with a discussion of the sale of properties in Akron that resulted in a net after-tax loss of $40 million. Tell us the nature, purpose and carrying value of the properties, discuss your decision to sell the properties and describe the materiality of the individual losses included in this amount. Since the amount is approximately 11% of your 2009 net loss, please expand the disclosure in future filings.

Exhibits 10(a), 10(b), and 10(h)

9. We note that you incorporate by reference to Exhibits 4.1, 4.2 and 4.3 to your Form 10-Q for the quarter ended March 31, 2007 with regard to your filing of the Amended and Restated First Lien Credit Agreement, Amended and Restated Second Lien Credit Agreement and the Amended and Restated Revolving Credit Agreement, respectively. The filed agreements do not contain the corresponding schedules and exhibits. Please file a complete execution copy of each agreement, including all schedules and exhibits, with your next Exchange Act report.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16
Other Bonus Awards, page 25

10. In future filings, please disclose the terms of Mr. Bialosky's offer letter that govern the bonus amount payable to him.

Risks Related to Compensation Policies and Practices, page 57

11. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on your business.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief